August 15, 2017
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:	United States Steel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016, filed February 28, 2017
File No. 1-16811

Dear Mr. O’Brien:

United States Steel Corporation (“U. S. Steel,” “we,” “us,” “our,” or the “Company”) hereby responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K (the “2016 Form 10-K”) and the Company’s Form 10-Q for the quarter ended June 30, 2017, set forth in your letter dated August 2, 2017.
Our responses to the Staff’s comments are set forth in the numbered paragraphs below and correspond to the numbered comments in your letter, which are presented in bold and quotation marks.

Form 10-K for Fiscal Year Ended December 31, 2016

Non-Generally Accepted Accounting Policies (non-GAAP), page 3

1.
“You state that adjusted net earnings (loss), adjusted net earnings (loss) per diluted share and adjusted EBITDA are presented to enhance the understanding of your ongoing operating performance and established trends affecting core operations, particularly cash generating activity, which indicates these non-GAAP measures are presented for operating performance and liquidity purposes. As such, please present the three categories of the cash flow statement with equal or greater prominence and also reconcile each of these non-GAAP measures from cash flows from operations, in addition to the reconciliations to net earnings (loss) attributable to the company. Please refer to Items 10(e)(1)(i)(a) and (b) of Regulation S-K and Question 102.06 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2106, for guidance.. Please also address this comment in your earnings releases.”

Response:
In connection with the disclosure of certain non-GAAP financial measures in the 2016 Form 10-K, we disclosed that the presentation of adjusted net earnings (loss), adjusted net earnings (loss) per diluted share and adjusted earnings (loss) before interest, income taxes, depreciation and amortization enhances the understanding of our ongoing operating performance and establishes trends affecting our core operations, particularly cash generating activities, by excluding the effects of certain non-core operating charges.

USS1

Securities and Exchange Commission
August 15, 2017

Management views these non-GAAP financial metrics as a measure of operating performance and not a measure of liquidity. It was not management’s intent to imply that adjusted net earnings (loss), adjusted net earnings (loss) per diluted share and adjusted earnings (loss) before interest, income taxes, depreciation and amortization were measures of liquidity, as would be the case if management had specifically used common liquidity measures such as the current ratio, the quick ratio, free cash flows, working capital ratios or other liquidity measures.
In future filings with the Commission, we will revise our non-GAAP disclosure, to ensure that the language clearly describes these non-GAAP financial measures as performance metrics and makes clear they are not considered to be liquidity measures, as shown below:
“We present adjusted net earnings (loss), adjusted net earnings (loss) per diluted share and adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) to enhance the understanding of our ongoing operating performance and established trends affecting our core operations, ~~particularly cash generating activities,~~ by excluding the effects of restructuring charges, impairment charges, losses on debt extinguishment, certain postemployment actuarial adjustments, charges for deferred tax asset valuation allowances and losses associated with non-core operations that can obscure underlying trends. U. S. Steel’s management considers adjusted net earnings (loss), adjusted net earnings (loss) per diluted share and adjusted EBITDA as alternative measures of operating performance and not alternative measures of the Company’s liquidity. Additionally, the presentation of adjusted net earnings (loss), adjusted net earnings (loss) per diluted share and adjusted EBITDA provides insight into management’s view and assessment of the Company’s ongoing operating performance, which management considers useful to investors by facilitating a comparison of our operating performance to the operating performance of our competitors. Additionally, the presentation of adjusted net earnings (loss), adjusted net earnings (loss) per diluted share and adjusted EBITDA provides insight into management’s view and assessment of the Company’s ongoing operating performance, because management does not consider the adjusting items when evaluating the Company’s financial performance. Adjusted net earnings (loss), adjusted net earnings (loss) per diluted share and adjusted EBITDA should not be considered a substitute for net earnings (loss), earnings (loss) per diluted share or other financial measures as computed in accordance with U.S. GAAP and are not necessarily comparable to similarly titled measures used by other companies.”

Property, plant and equipment, page F-11
2. “We note that you test your long-lived assets at the reportable segment level for the Flat- Rolled and U.S. Steel Europe reportable segments and at a level below for the Tubular reportable segment. Please tell us how you determined that these four asset groups represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities in accordance with ASC 360-10-35-23 through 35-25.”

Response:
We have identified the following four asset groups, which represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities in accordance with Accounting Standard Codification (ASC) No. 360, Plant, property and equipment (ASC 360), specifically, ASC 360-10-35-23 through 35-25: Flat-Rolled, U. S. Steel Europe (USSE), Seamless Tubular and Welded Tubular. In making this determination, company-specific asset operating characteristics were considered, including the interdependency of revenues between asset groups.
Flat-Rolled asset group
Management has concluded that the cash flows for the Company’s various Flat-Rolled operations are not independent, as the Flat-Rolled operations, including its vertically integrated raw materials production, and the associated assets are managed on an aggregate level. Operating decisions made by management may negatively impact the operating results and cash flows of one individual plant, but benefit the Flat-Rolled group as a whole. Capacity is shared among our various plants, and production is shifted as necessary. Because none of our Flat-Rolled facilities have the ability to

USS2

Securities and Exchange Commission
August 15, 2017

produce all grades of steel products the Company offers to its customers, there are a significant number of intercompany transactions that take place between plants. Customers in the U.S. can have their orders filled by various Flat-Rolled facilities, depending on the products purchased, which locations are qualified to produce the product, and where capacity is best utilized. These characteristics illustrate how the Flat-Rolled facilities are highly integrated and demonstrate the interdependency of cash flows among the Flat-Rolled plants. As a result, management has defined the Flat-Rolled reportable segment as an asset group for impairment evaluation purposes in accordance with ASC 360-10-35-23 through 35-25.
USSE asset group
The USSE reportable segment is comprised of the Company’s steel plant and vertically integrated coke production facilities located in Slovakia. The USSE reportable segment has been identified as an asset group for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities of the Company because these assets are utilized to service customers in central, western and southern Europe, separately from the Flat-Rolled operations in the U.S. As a result, management has defined the USSE reportable segment as an asset group for impairment evaluation purposes in accordance with ASC 360-10-35-23 through 35-25.
Seamless Tubular asset group
Our Seamless Tubular asset group, which is comprised of the Company’s seamless tubular production facilities located in Lorain, OH and Fairfield, AL, produces seamless pipe. Many of the seamless tubular products and the applications they are used in are different from the products that are produced and sold by the welded tubular operations. Seamless tubular products are used in deep well/deep water drilling environments, which tend to be harsher and require a higher level of precision, strength, and engineering, while welded tubular products are generally used for drilling in less severe environments. Therefore, management has concluded that the seamless tubular operations are a separate asset group and has defined the seamless tubular operations as an asset group for impairment evaluation purposes in accordance with ASC 360-10-35-23 through 35-25.
Welded Tubular asset group
Our Welded Tubular asset group, which is comprised of Lone Star Tubular Operations, Tubular Processing Houston Operations, Wheeling Machine Products, Oilwell Offshore Operations and two fifty percent joint ventures, produces welded Oil Country Tubular Goods pipe and couplings and provides for oil well rig site services and pipe threading and inspection services. The manufacturing and production processes are different between our welded and seamless tubular operations, as our welded tubular facilities use hot-rolled coils to produce welded pipes, while our seamless tubular facilities use steel rounds to produce seamless pipes. The customers of our welded tubular products are different from seamless tubular product customers. Welded tubular products are generally used for drilling in less severe environments, while seamless tubular products are used in deep wells/deep water drilling environments, which tend to be harsher and require a higher level of precision, strength, and engineering. Based on these factors, management has concluded the Company’s welded tubular operations are a separate asset group from the Company’s seamless tubular operations and has defined the welded tubular operations as an asset group for impairment evaluation purposes in accordance with ASC 360-10-35-23 through 35-25.
We believe the considerations documented above provide a reasonable basis for the identification of our four asset groups in accordance with ASC 360-10-35-23 through 35-25: Flat-Rolled, USSE, Seamless Tubular and Welded Tubular.

12. Property, Plant and Equipment, page F-27

USS3

Securities and Exchange Commission
August 15, 2017

3. “We note that you changed the range of useful lives of machinery and equipment to 5-40 years in the 2016 Form 10-K from 1-22 years in the 2015 Form 10-K. Please tell us your consideration of the disclosures required by ASC 250-10-50-4 for a change in accounting estimate.”
Response:
The difference between the Company’s disclosure of the useful lives of its machinery and equipment in the property, plant and equipment footnote in the 2016 Form 10-K, compared with the footnote disclosure in the 2015 Form 10-K, is a result of a purchase of transportation assets in 2016 that were not in the Company’s asset base in 2015. The transportation assets purchased in 2016 have useful lives of 40 years, which is the standard industry life based on guidelines set by the American Association of Railroads. As a result, we updated and disclosed the appropriate useful lives for this asset class in footnote No. 12, “Plant, Property and Equipment” in the 2016 Form 10-K. The 2016 purchase of assets required an update to the 2016 financial statement footnote disclosure, and did not represent a change in accounting estimate or correction of an error governed by ASC No. 250, Accounting changes and error corrections. Additionally, assets under five years became fully depreciated in 2016.

4. “We note that machinery and equipment comprises 85.4% of gross property, plant and equipment and that the estimated useful lives range is 5 - 40 years. Please provide a more disaggregated presentation of the amount and range of estimated useful lives into smaller and more meaningful categories, as the range of useful lives is very broad. For categories that still have a very broad range of useful lives, separately discuss the types of assets that fall in each part of the range and explain why these types of assets have a broad range for the useful lives.”

Response:
We believe that our disclosure in the 2016 Form 10-K for fixed assets meets the current U.S. GAAP requirements under the disclosure protocols outlined in ASC 360-10-50. However, given the Company’s recent change from the group method of depreciation to the unitary method of depreciation and the resultant change in our capitalization policy, we will expand our fixed asset disclosure in our annual report on Form 10-K for the year ending December 31, 2017 to include additional disaggregation of the machinery and equipment category. Set forth below is how these proposed changes to our disclosure methodology would have affected the disclosure in the 2016 Form 10-K. Additionally, due to the immaterial nature of the transportation and other assets in relation to the steel producing assets, we believe that additional disclosure to support the range of useful lives is not warranted.

		December 31,
(In millions)	Useful Lives	2016	2015
Land and depletable property	-	$204	$198
Buildings	35 years	1,051	1,036
Machinery and equipment
Steel Producing	5 - 20 years	11,773	11,879
Transportation	10 - 40 years	234	213
Other	5 - 20 years	121	128
Information technology	5 - 6 years	777	763
Assets under capital lease	5 - 15 years	36	36
Total		14,196	14,253
Less accumulated depreciation and depletion		10,217	9,842
Net		$3,979	$4,411

USS4

Securities and Exchange Commission
August 15, 2017

“Amounts in accumulated depreciation and depletion for assets under capital leases (including sales-leasebacks accounted for as financings) were $16 million and $14 million at December 31, 2016 and 2015, respectively.”

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Change in Estimate - Capitalization and Depreciation Method, page 5

5. “Please expand your discussion of the change in accounting method for depreciating and capitalizing property, plant and equipment to include the impact of this change on the recognition of gains or losses from assets sold or otherwise disposed of.”

Response:
The disclosure relating to the change from the group method of depreciation to the unitary method of depreciation and the resultant change in our capitalization policy will be expanded in the Company’s 2017 third quarter Form 10-Q to include the following additional information describing the impact of the recognition of gains and losses from assets sold, retired, or abandoned under the unitary method of accounting, as shown below.
“When property, plant, and equipment are disposed of by sale, retirement, or abandonment, the gross value of the property, plant and equipment and corresponding accumulated depreciation are removed from the Company’s financial accounting records. Due to the application of the unitary method of depreciation, any gain or loss resulting from an asset disposal by sale will now be immediately recognized as a gain or loss on the disposal of assets line in our consolidated statement of operations. Assets that are retired or abandoned will be reflected as an immediate charge to depreciation expense for any remaining book value in our consolidated statement of operations. Gains (losses) on disposals of assets for the three and nine months ended September 30, 2017 were $X and $X, respectively.”

USS5

Securities and Exchange Commission
August 15, 2017

Please contact me (412-433-5394), or, in my absence, Kim Fast, Assistant Corporate Controller (412-433-5572) with any questions. With respect to any legal issues, please contact Megan Bombick, Assistant Corporate Secretary & Senior Counsel (412-433-2998) directly.

Sincerely,
/s/ Colleen M. Darragh
Colleen M. Darragh
Vice President and Controller
cc: Kevin Bradley
Kimberly D. Fast
Megan Bombick, Esq.

USS6